Law Offices of Thomas E. Puzzo, PLLC

 3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

July 24, 2019

VIA EDGAR

John Stickel

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Evil Empire Designs, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed July 15, 2019

File No. 333-231172

Dear Mr. Stickel:

We respectfully hereby submit the information in this letter, on behalf of our client, Evil Empire Designs, Inc., a Nevada corporation (the “Company”), in response to the telephonic comment of the staff (the “Staff”) of the Securities and Exchange Commission dated July 24, 2019. The Company filed Amendment No. 3 to the Registration Statement on Form S-1 on July 24, 2019.

In response to the Staff’s comment regarding the OTC Pink, the Company has removed reference to the OTC Pink on pages 3, 6, and 17.

Please contact the undersigned with any questions or comments.

Sincerely, LAW OFFICES OF THOMAS E. PUZZO, PLLC

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo